

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.
_____
Exact Name of Registrant as Specified in Charter

0001259165
_____
Registrant CIK Number

Form 8-K, September 4, 2003, Series 2003-8
_____

333-105982 -01
_____

Name of Person Filing the Document
(If Other than the Registrant)



03035146

PROCESSED

OCT 15 2003

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 4 , 2003

AMERIQUEST MORTGAGE
SECURITIES INC.

By:_____
Name:
Title: Jule J. Keen
                    EVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Subsequent Transfer Instrument	P*

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* The Subsequent Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ALOANID BORFICO PROPTYPE UNITYPE GRADE PREPAYTERM CALCRTERM LTV CLTV ORIGRATE RATE FPDATE MTGDATE ORIGPANDI INDATE ORIGRATE ORIGPANDI SCHEDBAL1 PURPOSE OWNOCC INDEX NRADATE NPADATE MARGIN MINRATE MAXRATE DOC ORIGDATE PREPAYCALCCD GROUP PMI ATERM OTERM FRACAP PERINTCAP PERINTCAP RFREQ MIPREMIUM

AMSI2003-8 PF MortgageLoanSched

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